Filed by Sanofi-Synthelabo
                                  Pursuant to Rule 135 and Rule 425(b) under the
                                           United States Securities Act of 1933,
                as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
                       United States Securities Exchange Act of 1934, as amended

                                                        Subject Company: Aventis
                                                   Commission File No. 001-10378
                                                         Date: February 13, 2004


     ON FEBRUARY 13, 2004, THE FOLLOWING ADVERTISEMENTS WERE PUBLISHED ON BEHALF OF SANOFI-SYNTHELABO IN THE ECONOMIST EUROPEAN EDITION.

                                     * * * *

                      WE REFUSE TO ACCEPT THAT NOT EVERYONE
                        CAN BENEFIT FROM OUR DISCOVERIES.


                  [Close-up image of a smiling mongolian woman]


If you had a new medicine that could help eradicate a disease, would you accept to postpone its distribution? No. Because health matters, the coming together of Sanofi-Synthelabo and Aventis will enable us to meet patients' needs more effectively by making new treatments accessible through an extensive global network. Our project will harness our complementary skills to create a leading pharmaceutical group (No.1 in Europe and No.3 worldwide) committed to improving healthcare and capable of driving strong, sustainable and profitable growth.


               SANOFI-SYNTHELABO'S OFFER TO AVENTIS'S SHAREHOLDERS
                             BECAUSE HEALTH MATTERS


This advertisement does not constitute an offer to sell, or an offer to purchase, any securities


                                                       www.sanofi-synthelabo.com

                                     * * * *

                            WE REFUSE TO ACCEPT THAT
                           WE CANNOT DEVELOP MEDICINES
                     FOR TOMORROW JUST BECAUSE OF OUR SIZE.


                      [Image of young girl looking upward]


Out of every 100,000 molecules screened only one becomes a new drug. Research is a major investment: it takes an average of 12 years and 800 million euros to obtain a medicine. That is why teaming up with Aventis will help us deliver more effective solutions to meet patients' needs. Together, we will harness our complementary skills to create a leading pharmaceutical group (No.1 in Europe and No.3 worldwide) committed to improving healthcare and capable of driving strong, sustainable and profitable growth.


               SANOFI-SYNTHELABO'S OFFER TO AVENTIS'S SHAREHOLDERS
                             BECAUSE HEALTH MATTERS


This advertisement does not constitute an offer to sell, or an offer to purchase, any securities


                                                       www.sanofi-synthelabo.com